03011882

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 50445 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Clark/Bardes Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

633 West Fifth Street, 52nd Floor
(No. and Street)

| Los Angeles | CA | 90071-2086 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda Imes 213-438-6334
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

| 180 N. Stetson Avenue | Chicago | IL | 60601-6779 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

SEC MAIL PROCESSING SECTION RECEIVED MAR 03 2003 WASH. D.C. 165

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2003 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, **Brenda Imes**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Clark/Bardes Financial Services, Inc.**, as of **December 31**, 20**02**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**None**

Signature

**Vice President**

Title

Notary Public

RITA I. PETERS
Commission # 1279356
Notary Public - California
Los Angeles County
My Comm. Expires Oct 5, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# CLARK/BARDES FINANCIAL SERVICES, INC.

## TABLE OF CONTENTS

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte
& Touche

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Clark/Bardes Financial Services, Inc.

We have audited the following financial statements of Clark/Bardes Financial Services, Inc. (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:



These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Clark/Bardes Financial Services, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Clark/Bardes Financial Services, Inc. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:



These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 7, 2003

# CLARK/BARDES FINANCIAL SERVICES, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2002

### ASSETS

| | |
|---|---|
| CASH | $ 954,035 |
| COMMISSIONS RECEIVABLE | 2,505,974 |
| INCOME TAX RECEIVABLE FROM PARENT | 49,300 |
| OTHER ASSETS | 217,294 |
| TOTAL ASSETS | $ 3,726,603 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Commissions payable | $ 98,382 |
| Commissions payable to affiliated companies | 2,317,257 |
| Accounts payable to affiliated companies | 470,891 |
| Accounts payable and accrued liabilities | 226,779 |
| Total liabilities | 3,113,309 |
| STOCKHOLDER'S EQUITY: | |
| Common stock - no par value: | |
| Authorized shares—1,000 | |
| Issued shares—1,000 | 15,000 |
| Paid-in capital | 235,000 |
| Retained earnings | 363,294 |
| Total stockholder's equity | 613,294 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ 3,726,603 |

See notes to financial statements.

# CLARK/BARDES FINANCIAL SERVICES, INC.

## STATEMENT OF OPERATIONS
## YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| REVENUES: | |
| Commission income | $ 61,908,261 |
| Interest income | 45,930 |
| Total revenue | 61,954,191 |
| EXPENSES: | |
| Commission | 59,756,194 |
| Operating | 2,318,241 |
| | 62,074,435 |
| LOSS FROM OPERATIONS BEFORE INCOME TAX BENEFIT | (120,244) |
| INCOME TAX BENEFIT | 49,300 |
| NET LOSS | $ (70,944) |

See notes to financial statements.

# CLARK/BARDES FINANCIAL SERVICES, INC.

## STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
## YEAR ENDED DECEMBER 31, 2002

| | Common Stock | Paid-In Capital | Retained Earnings | Total |
|---|---|---|---|---|
| BALANCE—December 31, 2001 | $ 15,000 | $ 235,000 | $ 434,238 | $ 684,238 |
| Net loss | | | (70,944) | (70,944) |
| BALANCE—December 31, 2002 | $ 15,000 | $ 235,000 | $ 363,294 | $ 613,294 |

See notes to financial statements.

# CLARK/BARDES FINANCIAL SERVICES, INC.

## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2002

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (70,944) |
| Adjustments to reconcile net loss to net cash used in operating activities: | |
| Changes in: | |
| Commissions receivable | 1,269,152 |
| Income tax receivable from parent | (49,300) |
| Other assets | (217,294) |
| Commissions payable | (142,405) |
| Commissions payable to affiliated companies | (1,694,169) |
| Accounts payable to affiliated companies | 470,891 |
| Accounts payable and accrued liabilities | 220,894 |
| Income tax payable to parent | (301,941) |
| Net cash used in operating activities | (515,116) |
| NET DECREASE IN CASH | (515,116) |
| CASH—Beginning of year | 1,469,151 |
| CASH—End of year | $ 954,035 |

See notes to financial statements.

# CLARK/BARDES FINANCIAL SERVICES, INC.

## NOTES TO FINANCIAL STATEMENTS
## YEAR ENDED DECEMBER 31, 2002

### 1. GENERAL

***Nature of Operations***—The Company is a registered broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). The Company is engaged in a single line of business as a securities broker-dealer for the sale of variable life insurance, mutual fund, and variable annuities contracts primarily to large U.S. corporations.

***Basis of Presentation***—The accompanying financial statements include the accounts of Clark/Bardes Financial Services, Inc. (the "Company"), a wholly owned subsidiary of Clark/Bardes, Inc. (the "Parent"). These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Commission Income and Expense***—Commission income and expense are accrued at the time the contract or policy application is completed, the premium is paid (if applicable) and the party is contractually committed to purchase the contract or policy. In addition, renewal commission revenue is recognized on the date that the renewal premium is due or paid by the client to the insurance company, depending on the type of policy.

The Company pays its affiliates, based upon an agreement with its parent, the commission revenue earned less a small fee. This is reflected on the statement of income as commission expense.

***Accounts Receivable***—The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is recorded. If accounts become uncollectible, they will be charged to operations when that determination is made.

***Income Taxes***—The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

The Company's operations are consolidated with those of the Parent. The tax-sharing policy between the Company and the Parent provides that the Company will realize tax expense or benefit based on the effect of the Company's earnings or loss on the consolidated income tax return of the Parent. Net income tax expense receivable from the Parent under this arrangement was $49,300 at December 31, 2002. The Company's income tax benefit reflects the impact from the federal income tax rate of 35% and state tax rate of 6% at December 31, 2002. There are no temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 2002.

***Use of Estimates***—The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

## 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2002, the Company had net capital, as defined under the Rule, of $382,373, which was $174,819 in excess of its required net capital of $207,554. At December 31, 2002, the Company's aggregate indebtedness to net capital ratio was 8.14 to 1.

## 4. RELATED-PARTY TRANSACTIONS

The Company has an agreement with the Parent whereby all of the commission revenue on sales of variable life insurance policies, mutual funds, and variable annuity contracts offered by the Company, less a small fee, was paid to an affiliate as commissions. This is reflected on the statement of income as commission expense.

The Parent and its affiliates provide services and pay certain expenses on behalf of the Company. During the fiscal year ended December 31, 2002, approximately $1,695,436 was paid for these expenses.

## 5. FINANCIAL INSTRUMENTS

In the normal course of business, the Company invests in various financial assets and incurs various financial liabilities. The fair value of all assets and liabilities approximates their carrying value, as they are short-term in nature.

* * * * * *

## CLARK/BARDES FINANCIAL SERVICES, INC.

### COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31 2002

**NET CAPITAL**

| | |
|---|---|
| Total stockholder's equity | $ 613,294 |
| Adjustments to net capital pursuant to Rule 15c3-1 nonallowable assets: | |
| Other assets | 217,294 |
| Commissions receivable | 13,627 |
| | 230,921 |
| NET CAPITAL | $ 382,373 |
| AGGREGATE INDEBTEDNESS | $ 3,113,309 |

**COMPUTATION OF BASIC NET CAPITAL REQUIREMENT**

| | |
|---|---|
| Minimum net capital required to be the greater of $5,000 or 6-2/3% of aggregate indebtedness | $ 207,554 |
| MINIMUM NET CAPITAL REQUIREMENT | $ 207,554 |
| EXCESS NET CAPITAL AT 1500% | $ 174,819 |
| EXCESS NET CAPITAL AT 1000% | $ 71,042 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 8.14 to 1 |

**RECONCILIATION WITH COMPANY'S COMPUTATION**

| | |
|---|---|
| Net capital, as reported in Company's Part II Focus Report (Unaudited) | $ 381,837 |
| Accrue additional commission receivable | 203,272 |
| Change in effective tax rate | (1,082) |
| Nonallowable commission receivable | (13,627) |
| Accrue additional commission payable | (188,027) |
| NET CAPITAL PER ABOVE | $ 382,373 |

# CLARK/BARDES FINANCIAL SERVICES, INC.

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 DECEMBER 31, 2002

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of 15c3-3.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

Deloitte & Touche

**SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5**

To the Board of Directors
Clark/Bardes Financial Services, Inc.:

In planning and performing our audit of the financial statements of Clark/Bardes Financial Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Deloitte & Touche LLP
180 N. Stetson Avenue
Chicago, Illinois 60601-6779

Tel: (312) 946-3000
Fax: (312) 946-2600
www.deloitte.com

**Deloitte & Touche**

## SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Board of Directors
Clark/Bardes Financial Services, Inc.:

In planning and performing our audit of the financial statements of Clark/Bardes Financial Services, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

However, we noted the following matter involving the Company's accounting system and its operation that we consider to be a material weakness as defined above. During the first three quarters of the year ended December 31, 2002, the Company did not maintain its books and records on the accrual basis of accounting as established by generally accepted accounting principles ("GAAP") as it related to revenue recognition. This condition was considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2002, and this report does not affect our report thereon dated February 7, 2002.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on the Company's failure to maintain books and records on the accrual basis of accounting as established by GAAP, we believe that the Company's practices and procedures were inadequate during the first three quarters of the year ended December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Deloitte & Touche LLP

February 7, 2003